FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 20, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 20, 2003                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


14 March 2003        The  Administrators  of the SmithKline  Beecham  Employee
                     Benefit  Trust ("the  Trust")  notified the Company on 18
                     March  2003  that   67,369   Ordinary   shares  had  been
                     transferred   from  the  Trust  to  participants  of  the
                     SmithKline Beecham 1991 Share Option Plan.

                     The trust also sold 16,174 ordinary shares on 10 March 2003 at a price of (pound)10.54 per share.

                     The trust also sold 1,278 ordinary shares on 11 March 2003 at a price of (pound)10.33 per share.

                     The trust also sold 3,787 ordinary shares on 12 March 2003 at a price of (pound)10.09 per share.

                     The trust also sold 838 ordinary shares on 14 March 2003 at a price of (pound)11.08 per share.

                     The trust also sold 101 ordinary shares on 14 March 2003 at a price of (pound)11.08 per share.

                     The Administrators of the SmithKline Beecham
                     Employee Benefit Trust, ("the Trust") notified the Company on 18 March 2003 that 6,232 Ordinary shares had been transferred from the Trust to a participant in the UK Bonus Investment Plan.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
19 March 2003

                          Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 March 2003        Abacus (GSK)  Trustees  Limited,  as trustee of the
                     GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 5,148 Ordinary Shares in the Company at a price of(pound)10.93 per Ordinary Share.

                     Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 14,163 Ordinary Shares in the Company on behalf of participants of the Glaxo Wellcome 1999 Long Term Incentive Plan.

The Company was advised of this transaction on 20 March 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

20 March 2003